Exhibit 99.1
Melissa
Good morning everyone. Thank you for joining us today. Our speakers today will be Laurence Levy, Chairman and CEO of Hyde Park Acquisition Corp., Ron Schad, CEO of Essex Crane Rental Corp. and Marty Kroll, CFO of Essex Crane Rental Corp.

Before we get started, I would like to remind everyone that statements made during today’s call might contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent and belief or current expectations of Hyde Park and Essex and their respective management teams. These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “will”, “should”, “seek” and similar expressions. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from Hyde Park’s and Essex’s expectations include, without limitation, the failure of Hyde Park’s stockholders to approve transaction with Essex, the number and percentage of Hyde Park’s stockholders voting against the transaction with Essex and electing to exercise their redemption rights, changing interpretations of generally accepted accounting principles, costs associated with continued compliance with government regulations, legislation and the regulatory environment, the continued ability of Essex to successfully execute its business plan, demand for the products and services Essex provides, general economic conditions, geopolitical events and regulatory changes, as well has other relevant risks detailed in Hyde Park’s filings with the Securities and Exchange Commission (the “SEC”). Hyde Park and Essex undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Hyde Park, Essex, and their respective directors and officers may be deemed participants in the solicitation of proxies from Hyde Park stockholders. A list of the names of those directors and officers and descriptions of their interests in Hyde Park is contained in Hyde Park’s preliminary proxy statement, which was filed with the SEC as of July 2, 2008, and will also be contained in Hyde Park’s definitive proxy statement when it becomes available. Hyde Park’s stockholders may obtain additional information about the interests of it’s and Essex’s directors and officers in the proposed acquisition by reading Hyde Park’s definitive proxy statement when it becomes available.

2008 Q2 Conference Call Script

Stockholders are advised to read Hyde Park’s preliminary proxy statement and, when available, definitive proxy statement in connection with the solicitation of proxies for the special meeting because these statements contain, or will contain once available, important information. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed acquisition of Essex. Stockholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Hyde Park Acquisition Corp., 461 Fifth Avenue, 25th Floor, New York, NY 10017. The preliminary proxy statement and definitive proxy statement once available can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

I’d now like to turn the call over to Laurence Levy, Chairman and Chief Executive Officer of Hyde Park Acquisition Corp.

Please go ahead, Laurence.

Laurence
Thank you, Melissa, and good morning everyone. Thank you for joining us on today's call.

After my opening remarks, Ron Schad, CEO of Essex Crane will discuss Essex's operating results and Marty Kroll, CFO of Essex, will review the financial results. I will summarize the prospects for the remainder of Essex's year, and then we'll open the call up for questions.

2008 Q2 Conference Call Script

First, I would like to start off by telling you how pleased we are with Essex’s second quarter and first half 2008 financial results. The Company’s strong performance has resulted in it having sufficient bookings in hand as of June 30, 2008 to support its full year 2008 rental revenue projections. Based on year-to-date results and the current backlog, Essex’s management team believes that Rental EBITDA will be as much as 8% higher than the $36.5 million previously presented in our marketing material.
Essex’s operating results and business attributes validate our belief that we are acquiring Essex at an attractive valuation. As previously announced, Hyde Park will acquire Essex from private equity firm Kirtland Capital Partners for total consideration of $210 million plus transaction expenses and an adjustment for crane purchases and sales prior to closing.  This total consideration is equal to about 84% of Essex’s orderly liquidation value and is less than half of the estimated cost to replicate the fleet with new equipment.

Given the increase in earnings guidance, our purchase price of $210 million now equals less than 5.0x 2008 projected Total EBITDA and we now forecast that 2008 free cash flow per share after interest, taxes and maintenance and discretionary capital expenditures will equal approximately $1.08 to $1.10 per share.

Additionally, Essex has a tax loss carry-forward which originates out of accelerated tax depreciation on equipment and which will save future cash tax payments with a present value of at least $10 million.

Founded nearly 50 years ago, Essex is the number one North American “bare” crawler crane rental company, owning one of the largest fleets of lattice-boom crawler cranes and attachments. The Company’s results for the second quarter and first half of 2008 exhibit its attractive growth model, including:

2008 Q2 Conference Call Script

1.
Infrastructure end markets with robust demand, Essex’s approximately 350 crawler cranes and attachments are used primarily in bridge and road construction, power, water treatment, refineries, alternative energy and other infrastructure related projects. These end markets generate more than 90% of the Company’s revenues, and have strong, long-term secular growth trends that are feeding the demand for heavy lift crawler cranes. According to some estimates, heavy lift crawler crane demand will exceed supply for at least the next 3-5 years.

2.
A leverageable business model, as evidenced by a 40.2% increase in Rental EBITDA in the first half of 2008 versus the same period in 2007 as compared to a 32.1% rise in rental revenue in the first half of 2008 versus the same period in 2007.

3.
The payback - both immediate and, we believe, longer term -- from the investment of $32.5 million since January 2007 in new, heavy-lift rental equipment, which will continue to drive positive earnings momentum.

4.	A useful economic life of its cranes of 50 years, when properly maintained; with limited technological obsolescence and maintenance cap-ex requirements of only $2.6 to $3.0 million per year.
5.
A predictable earnings stream with strong free cash flow. While sometimes shorter, the typical payback period for a new crane is expected to be less than five years. Given the long useful life of Essex’s assets, the relatively short payback period relative to the useful life and the limited maintenance cap-ex required, we believe that the free cash flow generated by the business is a Return on Capital. This distinguishes Essex from many other rental companies which we believe operate under a Return of Capital model.

6.	A very strong and focused management team which, as part of this transaction, is rolling over a significant portion of their net worth into our common stock.

In a time of uncertainty in the residential real estate market, I want to reiterate that Essex’s exposure to the residential and light construction markets is minimal. As Ron will discuss, the Company’s backlog and order inquiry remain strong. Essex has both low customer and industry concentration and has a highly predictable business with contracts generally between 6 and 18 months long with an average expected duration of 9 months.

2008 Q2 Conference Call Script

I will now turn the call over to Ron Schad, CEO of Essex Crane Rental Corp., to discuss second quarter operating highlights.

RON

Thanks Laurence.

We are very pleased with the Company’s overall performance in the second quarter of 2008. We continue to see improvement in profitability, rental revenue backlog and customer order inquiry year-over-year and quarter-over-quarter.

We are experiencing strong demand across all of our end markets and in all of our geographic locations. Specifically, wind farms, the oil service sector, large industrial and petrochemical plants, offshore drilling related activities bridge and airport projects and levee construction work associated with post Katrina rebuilding all continue to be very strong markets for us based on the quoting activity and project booking. Each of these markets requires a wide array of equipment and attachment utilization. I'd like to also point out that in times of weakened economic conditions, traditionally, the Federal government undertakes fiscal stimulus to resuscitate the economy. Typically, fiscal stimulus results in additional infrastructure investments.

In his comments earlier, Laurence cited our “leverageable business model.” We are experiencing margin expansion not only because we continue to focus on cost management but also because of our strategy to rebalance our fleet mix and reposition it towards higher lifting capacity cranes. These cranes generate higher monthly average rental rates and higher utilization rates than older lighter lifting capacity cranes. The success of our business plan to shift towards higher lifting capacity cranes is in part evidenced by the fact that our Rental EBITDA margins as a percentage of total revenue (excluding used equipment sales) for the first six months of 2008 are 54.1% versus 47.3% for the same period a year ago. I am pleased to report that our assets redeployment strategy resulted in Rental EBITDA margins being at their highest level in the time that I have been CEO of Essex.

2008 Q2 Conference Call Script

During the six months ended June 30, 2008 we continued to reposition the fleet mix through this strategy. For the six months ended June 30, 2008, we sold 15 cranes all of which were manufactured between 1966 and 1975. Net cash proceeds from crane sales totaled $4.5 million. The average lifting capacity of the cranes that we sold was 137 tons. During 2007, the average rental rate and utilization of the cranes that we sold equaled approximately $9,781 and 58%. The relationship between the sales price of the equipment and the ordinary liquidation value has exceeded the Company’s historic experience. Of the 15 cranes sold, 7 were sold domestically, of which 5 were sold to back to the manufacturer.

During the first half of 2008, we invested $15.9 million in new cranes which represents over 80% of the projected new equipment purchases in 2008. The total spent on new cranes since January 2007 is $32.5 million. The average lifting capacity of the new cranes purchased during the first half of this year is 300 tons. The average monthly rental rate for the new cranes purchased in the first half of 2008 is $49,445. We estimate that the average payback on these new cranes purchased will equal less than four and a half years and that the economic life of this new equipment is 50 years when properly maintained. As a result of these sales and purchases, the average age of the fleet will continue to decline.

Management believes that the Company still has between $25 and $35 million of older lighter lifting capacity underutilized used rental equipment to sell, which equals between 10% and 13% of the total ordinary liquidation value of our fleet. We plan to continue redeploying the proceeds from these asset sales into heavier lifting capacity cranes which we believe will continue to drive our earnings growth.

2008 Q2 Conference Call Script

I will now turn the call over to Marty Kroll, CFO of Essex Crane Rental Corp., to discuss second quarter financial highlights.

Marty
Thanks Ron.

Essex’s total revenue, which included revenue from equipment rentals, equipment repair and maintenance, and equipment transportation services (but excludes used rental equipment sales) rose 28.7% to $20.2 million in the quarter ended June 30, 2008 from $15.7 million in the second quarter of 2007. This increase was due primarily to a 35.7% increase in average monthly crane rental rates to $21,303 for the quarter ended June 30, 2008 versus $15,694 for the same quarter in 2007 as well as a higher utilization rate for Essex’s fleet. A portion of the increase in rental and utilization rates is attributable to Essex’s $32.5 million investment since January 2007 in new heavier lift cranes to replace older cranes with lighter lift capacity. Essex’s new heavier lift cranes generate higher utilization and rental rates than their older, lighter lift predecessors.

For the quarter ended June 30, 2008, the total number of actual crane rental days was 72.4% for the quarter ended June 30, 2008, up from 71.2% in the same period last year. On a “hits” method basis, which is consistent with our marketing material, our utilization rate equaled 77.9% for the quarter ended June 30, 2008 versus 75.9% for the comparable period last year. The description of the two rental utilization ratio methods is fully described on page 86 and 87 of the preliminary proxy filed with the SEC.

Excluding a one time charge of $650,000 primarily related to consulting fees associated with the sale of the business to Hyde Park, SG&A expenses were $2.8 million, or 14.1% of total revenues (excluding used rental equipment sales), for the quarter ended June 30, 2008 compared to $2.3 million, or 14.5% for the same quarter last year.

2008 Q2 Conference Call Script

Equipment rental revenue backlog increased by 34.4% to $43.4 million at June 30, 2008 from $32.3 million in June 30, 2007. This increase in a reflection of the continued strength in our infrastructure-related end markets.

Rental EBITDA, excluding the $650,000 one time charge primarily related to consulting fees associated with the sale of the business to Hyde Park, for the quarter ended June 30, 2008, increased by 40.2% to $11.0 million from $7.8 million in the second quarter of 2007.

For the first half of 2008, Essex’s total revenues increased 23.8% to $37.4 million from
$30.2 million. The increase was primarily driven by a 32.1% increase in rental revenue to $29.7 million from $22.5 million for the comparable period in 2007.

For the six months ended June 30, 2008, the total number of actual crane rental days was 72.1%, up from 69.7% in the same period last year. On a “hits” method basis, which is consistent with our marketing material, our utilization rate equaled 77.3% for the six months ended June 30, 2008 versus 74.3% for the comparable period last year. The description of the two rental utilization ratio methods is fully described on page 86 and 87 of the preliminary proxy filed with the SEC.

For the six months ended June 30, 2008, average monthly crane rental revenue increased by 31.5% to $20,233 from $15,381 in the same period of 2007. I would also add that our actual average monthly rental revenue rate for the six months ended June 30, 2008 of $20,233 exceeded by approximately 8.8% our full year 2008 projected average monthly crane rental rate of $18,600 as disclosed in our marketing material.

2008 Q2 Conference Call Script

Rental EBITDA, excluding the one time $650,000 charge discussed above, increased by 41.6% to $20.2 million for the six months ended June 2008 from $14.3 million for the same period ended June 2007. On a trailing twelve month basis, our actual Rental EBITDA increased to $38.0 million. In 2007, the first six month’s rental EBITDA represented approximately 44% of the full year 2007 actual rental EBITDA. This compares with the first six months of 2008, where actual rental EBITDA, excluding the one time $650,000 charge discussed above exceeds 55% of our full year projected rental EBITDA as presented in our marketing materials. I would also add that rental EBITDA (excluding the $650,000 one time charge discussed above) in both the first and second quarters of 2008 exceeded our projected Rental EBITDA for these periods.

Based on year to date actual results and the fact that we have sufficient bookings in hand as of June 30, 2008 to support our full year 2008 rental revenue projections. Essex management believes that 2008 Rental EBITDA will be as much as 8% higher than the $36.5 million previously presented in our marketing material.

I will now turn the call back to Laurence.

Laurence
Thanks Marty.

Before opening the call up to questions, I want thank all of you for your interest in and support of this transaction. Our optimism regarding the operations of Essex remains as strong as ever. As a result of Essex management’s effective execution of their focused strategic plan, the Company continues to generate exceptional growth in revenues and free cash flow. This plan includes generating superior returns on invested capital, rebalancing the Company’s asset portfolio to maximize utilization and rental rates and maintaining effective cost controls. We believe that this plan will continue to result in highly attractive shareholder returns in 2008 and beyond.

2008 Q2 Conference Call Script

Operator, we would now like to open up the call to questions.

Q&A

Laurence: Thank you all for joining us today and for your continued interest and investment in Hyde Park. If you have any additional questions, please feel free to contact me or Ed Levy or Ron or Marty at any time.

Thanks to everyone, and have a good day.